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                                                               File No. 70-____

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM U-1
                                  DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                                 Powergen plc
                                Powergen UK plc
                         Powergen US Holdings Limited
                              53 New Broad Street
                                London EC2M 1SL
                                United Kingdom


                   (Name of company filing this statement and
                    address of principal executive offices)

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                                  Powergen plc

                    (Name of top registered holding company
                           parent of each declarant)
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David Jackson                                Joseph B. Frumkin
Company Secretary                            Sullivan & Cromwell
and General Counsel                          125 Broad Street
Powergen plc                                 New York, New York 10004
53 New Broad Street                          Telephone:  212-558-4000
London EC2M 1JJ                              Facsimile:  212-558-3588
United Kingdom
Telephone:  011-44-171-826-2742
Facsimile:  011-44-171-826-2716              Steven J. Agresta
                                             Richard T. Miller
                                             Sara C. Weinberg
                                             Swidler Berlin Shereff
                                                Friedman, LLP
                                             3000 K Street, NW, Suite 300
                                             Washington, DC  20007-5116
                                             Telephone:  202-424-7500
                                             Facsimile:  202-424-7643


                                             Peter D. Clarke
                                             Debra J. Schnebel
                                             Gardner, Carton & Douglas
                                             321 North Clark Street
                                             Suite 3400
                                             Chicago, Illinois  60610
                                             Telephone:  312-245-8685
                                             Facsimile:  312-644-3381


                  (Names and addresses of agents for service)
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                             Certain Defined Terms


1.  "Declarants" means Powergen, Powergen UK, and US Holdings.

2.  "Powergen" means Powergen plc.

3. "Powergen UK" means Powergen UK plc or Powergen Group Holdings, if applicable.

4.  "US Holdings" means Powergen US Holdings Limited.

5. "Intermediate Companies" means each of the companies in the chain of ownership between Powergen and LG&E Energy Corp.

6. "Powergen System" means Powergen and each of its direct and indirect subsidiary companies.

7. "LG&E Energy Group" means LG&E Energy Corp. and each of its direct and indirect subsidiary companies.

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ITEM 1. DESCRIPTION OF THE PROPOSED TRANSACTIONS

     This Declaration (the "Declaration") seeks approval for intercompany loans within the pro forma Powergen System. By separate application-declaration under file number 70-9671, Powergen proposes to acquire LG&E Energy Corp., a Kentucky public-utility holding company, pursuant to which all of the companies comprising the LG&E Energy Group will become indirect subsidiaries of Powergen ("the Merger"). Following consummation of the Merger, Powergen and each of the Intermediate Companies propose to register with the Securities and Exchange Commission (the "Commission") as holding companies under Section 5 of the Public Utility Holding Company Act of 1935, as amended (the "Act" or the "1935 Act"). The LG&E Energy Group will become part of Powergen's registered system.

     Powergen presently intends to finance the acquisition of LG&E Energy principally from borrowings under a fully committed bank facility that Powergen and US Holdings established on February 27, 2000, initially underwritten by five internationally recognized banks and later syndicated among a wider group of internationally recognized banks (the "Credit Facility"). The Credit Facility provides for up to $4.0 billion in borrowings by Powergen, US Holdings and other wholly-owned subsidiaries of US Holdings as approved in writing by the banks, and guaranteed by Powergen or US Holdings./1/ The Credit Facility, which is filed as Exhibit B-3 to file number 70-9671, has a final maturity of 5 years from the date of signing. Each of the banks is a sophisticated commercial lender and the Credit Facility was negotiated at arm's length. The Credit Facility was established both to fund the acquisition and, if necessary, to provide funding and accommodate working capital needs of the Intermediate Companies and the LG&E Energy Group.

     Borrowings under the Credit Facility could be reduced by, among other things, application of available cash or the proceeds of assets sales by Powergen UK and its subsidiaries, or by the issuance of debt securities or other instruments by Powergen or its subsidiaries prior to, at or after the Merger.

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/1/  Although the Credit Facility permits other borrowers, Declarants intend for
US Holdings to be the only borrower under the Credit Facility, with a guarantee from Powergen.

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     Powergen has announced an intention to explore the sale of certain of its
UK generating assets and other assets located outside the UK and US. The relevant net proceeds from the sales of these assets may be used to repay acquisition indebtedness./2/ The Credit Facility (Clause 7.5) generally requires that at least 50% of these proceeds in excess of $100 million be applied to repay amounts owing under the Credit Facility.

     Powergen UK proposes to make available to US Holdings the relevant sales proceeds of asset disposals and other excess capital at Powergen UK through one or more intercompany loan(s) ("Loan" or "Loans") to US Holdings. US Holdings will use the Loan proceeds to repay amounts owing under the Credit Facility ("Acquisition Debt"), or (to the extent permitted by the Credit Facility) to provide capital to the LG&E Energy Group for capital expenditures and other working capital purposes. The use of the Loans from Powergen UK to US Holdings is the most efficient, and fastest, way to move excess funds from Powergen UK to US Holdings. For example, U.K. companies may pay dividends only out of "distributable reserves" (roughly comparable to retained earnings of a U.S. company) and the payment of dividends from Powergen UK to Powergen in the amounts likely to be generated by the announced plan of asset disposals likely would deplete all or substantially all of Powergen UK's distributable reserves, making it difficult for it to pay dividends to Powergen in the future. Dividend payments in excess of distributable reserves violate U.K. law.

     The Loans from Powergen UK to US Holdings will be either interest free (where the funds are the sales proceeds of asset disposals) or at an interest rate not greater than Powergen UK's cost of capital (where the funds originate from loans to Powergen UK from third parties)./3/ Unless otherwise stated in

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/2/  Upon application of the proceeds to be used to repay acquisition debt at US
Holdings, it is expected that this will cause the common stock equity position of the Powergen System to equal or exceed 30% of total capitalization at December 31, 2001.

/3/ As of October 10, 2000, Powergen UK's long term cost of borrowing is 8.43%. The cost of capital to US Holdings will be the lesser of Powergen UK's cost of capital or the competitive market rate for comparable securities at the time the loan is made.

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this Declaration, any Loan or Loans would have the designation, aggregate principal amount, interest rate(s) or method of determining the same, terms of payment of interest, redemption provisions, non-refunding provisions sinking fund terms, put terms and other terms and conditions as are deemed appropriate at the time of issuance. In addition, the Loans will be long-term (i.e., the maturity of the Loans will not exceed 50 years) and will have no amortization obligations. As a consequence, the financial position of US Holdings will be improved due to the reduced level of external borrowings and interest obligations. The capital structure and financial strength of the LG&E Energy Group companies will not be adversely affected in any way by the Loans.

     The only change to the accounts of US Holdings as a result of the proposed Loans will be the recording on the books of US Holdings of a "Loan from Powergen UK (interco)" in the amount of any Loans from Powergen UK and the corresponding reduction in both the external debt of US Holdings and in ongoing interest payments. The intercompany Loans will be cancelled in consolidation of the accounts of Powergen, and the net effect in the financial statements of Powergen will be a reduction in indebtedness at Powergen equal to the amounts repaid to third parties. There would be no accounting effect from these entries on the accounts of any other company in the Powergen registered holding company system.

     This can be illustrated using a one dollar ($1.00) transaction as an example. In the books (Balance Sheet) of Powergen UK, the sale of $1.00 of assets will result in the value of assets reducing by $1.00, and cash increasing by $1.00. When this cash is loaned to US Holdings, cash at Powergen UK will reduce by $1.00, and the loan will show as an asset of $1.00.

     When the cash is received by US Holdings, it will increase cash by $1.00, and show as a loan liability of $1.00. The cash is then applied to repay external bank debt, causing the external debt liability in US Holdings to reduce by $1.00, offset by a $1.00 reduction in cash.

     Powergen UK may make a Loan or Loans from time to time at any time from the date of the Commission order

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authorizing this Declaration to February 28, 2004./4/ The total aggregate amount of the Loans will not exceed $4 billion. To the extent that the funds from the Loans are used to pay down the Acquisition Debt, the amount of these funds will not count towards the external long-term debt financing limitation as set forth in the Commission order issuing under file number 70-9671 ("Long-Term Debt Limit")./5/ If Loan proceeds are not used to pay down the Acquisition Debt, the amount of these proceeds will count towards the Long-Term Debt Limit.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

Legal fees and expenses           (To be filed by amendment)
Miscellaneous fees and expenses   (To be filed by amendment)
Total                             (To be filed by amendment)

ITEM 3. APPLICABLE STATUTORY PROVISIONS

  The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transaction:

Sections of         Transactions to which section
the Act:            or rule is or may be applicable:

6(a), 7             Issuances and sales of securities.

12                  Loans and extensions of credit.

Rules

45                  Loans and extensions of credit.


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/4/  This date, February 24, 2004, correlates directly to the Authorization
Period as requested in the Form U-1, as amended, under file number 70-9671, which filing requests Commission authorization for, among other things, certain financing transactions by and among the Powergen System companies.

/5/ The Form U-1, as amended, under file number 70-9671, proposes that Powergen and US Holdings issue long-term debt through February 24, 2004 in an aggregate amount not to exceed $6 billion.

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     To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the proposed transactions and other authorizations requested herein, such sections and rules should be considered to be set forth in this Item 3.

ITEM 4. REGULATORY APPROVALS

     No state or federal commission, other than this Commission, has jurisdiction over the transactions proposed in this Form U-1.

ITEM 5. PROCEDURE

     The Commission is respectfully requested to issue and publish not later than October 11, 2000, the requisite notice under Rule 23 with respect to the filing of this Declaration, such notice to specify a date not later than October 30, 2000, by which comments may be entered, and a date not later than October 31, 2000, as the date after which an order of the Commission granting and permitting this Declaration to become effective may be entered by the Commission.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Merger and related financing. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 2.  ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

              A.  Exhibits

                  B-3 Credit Facility (incorporated by reference to File No. 70-9671).

                  F-1.1 Powergen plc Corporate Chart (filed in paper format on Form SE) (incorporated by reference to File
                         No. 70-9761).

                  F-3.1 Combined Powergen/LG&E Energy Corporate Chart (filed in paper format on Form SE) (incorporated by reference to File No. 70-9761).



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          F-3.2  Merger Structure and Description of Intermediate Companies
                 (incorporated by reference to File No. 70-9761).

          G-1.1  Opinion of Counsel - Powergen Group (to be filed by amendment).

          G-1.2  Opinion of Counsel - LG&E Energy (to be filed by amendment).

          G-1.3  Past tense opinion of counsel (to be filed by amendment).

          J-1    Proposed Form of Notice.

B.  Financial Statements

          FS-1 Powergen System Consolidated Balance Sheet as of January 2, 2000 (incorporated by reference to File No. 70-9671).

          FS-2 Powergen Consolidated Profit and Loss Account as of January 2, 2000 (incorporated by reference to File No. 70-9671).

          FS-3 Notes to Powergen System Consolidated Financial Statements (incorporated by reference to File No. 70-9671).

          FS-4 LG&E Energy Corp. Consolidated Balance Sheet as of December 31, 1999 (incorporated by reference to File No. 70-9671).

          FS-5 LG&E Energy Corp. Consolidated Statement of Income for the twelve months ended December 31, 1999 (incorporated by reference to File No. 70-9671).

          FS-6 Notes to LG&E Energy Corp. Consolidated Financial Statements (incorporated by reference to File No. 70-9671).


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ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

     The proposed transactions neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. Consummation of the proposed transactions will not result in changes in the operations of LG&E Energy and its subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.


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                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Declarants have duly caused this Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

     The signature of the Declarants and of the persons on their behalf are restricted to the information contained in this Declaration which is pertinent to the Declaration of the respective companies.

Date:  October 11, 2000



                                         /s/  David Jackson
                                         __________________________________
                                              David Jackson
                                              Secretary and General Counsel
                                              Powergen plc



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                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Declarants have duly caused this Form U-1 to be signed on their behalf by the Undersigned thereunto duly authorized.

     The signature of the Declarants and of the persons on their behalf are restricted to the information contained in this Declaration which is pertinent to the Declaration of the respective companies.

Date:  October 11, 2000



                                         /s/  John R. McCall
                                         __________________________________
                                              John R. McCall
                                              Executive Vice President,
                                              General Counsel and Secretary
                                              LG&E Energy Corp.


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